UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                           Amerihost Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   03070-D-209
                                 (CUSIP Number)

                                  Raymond Dayan
                              1000 Lake Shore Plaza
                             Chicago, Illinois 60611
                                 (312) 751-1325

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  January 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

                                  SCHEDULE 13D
 CUSIP No.                                         Page  2  of
 03070-D-209                                           6  Pages


 1       NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


         Raymond Dayan

 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
         GROUP*                                  (a) X
                                                 (b) //
 3       SEC USE ONLY



 4       SOURCE OF FUNDS*

         PF

 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         PURSUANT TO ITEMS 2(d) or 2(e)             //


 6       CITIZENSHIP OF PLACE OF ORGANIZATION

         United States

 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY
     OWNED                  73,775
    BY EACH
                      8  SHARED VOTING POWER   REPORTING
    PERSON
                              -0-    WITH
                      9  SOLE DISPOSITIVE POWER

                            73,775

                      1  SHARED DISPOSITIVE POWER
                      0
                               -0-

 1      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
 1  PERSON

      73,775
 1    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
 2    EXCLUDES CERTAIN SHARES*



 1    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 3
      1.2%

 1    TYPE OF REPORTING PERSON*
 4
      IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

 CUSIP No.                                         Page  3  of
 03070-D-209                                           6  Pages
 1    NAMES OF REPORTING PERSONS S.S. OR
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      Liliane R. Dayan

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                (a) X
                                                (b) //

 3    SEC USE ONLY


 4    SOURCE OF FUNDS*

      PF

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      PURSUANT TO ITEMS 2(d) or 2(e)                  //



 6    CITIZENSHIP OF PLACE OF ORGANIZATION

      United States

 NUMBER OF SHARES     7  SOLE VOTING POWER
   BENEFICIALLY
 OWNED                     290,999
    BY EACH           8  SHARED VOTING POWER
   REPORTING
    PERSON                    -0-
    WITH
                      9  SOLE DISPOSITIVE POWER

                            290,999

                     10  SHARED DISPOSITIVE POWER

                               -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      290,999

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)
      EXCLUDES CERTAIN SHARES*



 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.6%

 14   TYPE OF REPORTING PERSON*

      IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.

          Common Stock, par value $0.005 per share

          Amerihost Properties, Inc. ("Amerihost")
          2400 East Devon Avenue, Suite 280
          Des Plaines, Illinois 60018

Item 2.   Identity and Background.

          (a)  Name:

               Raymond Dayan
               Liliane R. Dayan

          (b)  Residence Address:

               1000 Lake Shore Plaza
               Chicago, Illinois 60611

          (c)  Mr. and Mrs. Dayan are private investors.

          (d) During the past five years, neither Mr. Dayan nor Mrs. Dayan has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, neither Mr. Dayan nor Mrs. Dayan has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Mr. Dayan or Mrs. Dayan was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

          (f) Mr. Dayan and Mrs. Dayan are both citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Considerations.

          Mr. and Mrs. Dayan have, directly and indirectly, invested in joint ventures with Amerihost for the purpose of constructing or acquiring hotels. All of the shares reported as beneficially owned by Liliane Dayan in Item 5 were acquired as distributions from (using shares obtained by the joint ventures as part of lease arrangements) or as part of an investment in such joint ventures. Such investments were made using personal funds of the Dayans. The shares reported as beneficially owned by Raymond Dayan in Item 5 were acquired during the period July 1989 - January 1995, through open market or direct purchases, note conversions, warrant exercises or in connection with mortgages extended to Amerihost or a subsidiary or affiliate of Amerihost.

Item 4.   Purpose of Transaction.

          Mr. Dayan and Mrs. Dayan acquired their shares of common stock, and the securities exercisable or convertible into shares of common stock for investment purposes.

          Neither Mr. Dayan nor Mrs. Dayan presently has any plans regarding an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

          Both Mr. Dayan and Mrs. Dayan reserve the right to acquire additional shares of Common Stock, to dispose of shares of Common Stock or to formulate other purposes, plans or proposals deemed advisable regarding the Company.


Item 5.   Interest in Securities of the Issuer.

          (a) and (b)    Raymond Dayan: Through his living trust, Mr. Dayan
                         beneficially owns 73,775 shares of Common Stock of Amerihost, which represents 1.2% of the outstanding shares of Common Stock of Amerihost. Included in these shares are options to acquire 11,800 shares. Mr. Dayan has the sole power to vote and dispose of such shares.

                    Liliane R. Dayan: Through her living trust, Liliane Dayan beneficially owns 19,788 (0.3% of the outstanding shares) of Common Stock of Amerihost. As trustee of the Deborah Dayan Trust dated January 17, 1995, Liliane Dayan beneficially owns 90,211 shares (1.4% of the outstanding shares) of Common Stock of Amerihost (1.4% of the outstanding shares), which includes options and rights to acquire 51,558 shares. As trustee of the Brigitte Dayan Trust dated March 24, 1993, Liliane Dayan beneficially owns 90,211 shares of Common Stock of Amerihost (1.4% of the outstanding shares), which includes options and rights to acquire 51,558 shares. As trustee of the Yael Dayan Trust dated March 24, 1993, Liliane Dayan beneficially owns 90,789 shares (1.4% of the outstanding shares) of Common Stock of Amerihost, including options and rights to acquire 51,588 shares. Liliane Dayan has sole power to vote and dispose of such shares.

          (c)       No transactions during the past sixty days.

          (d)       Not applicable.

          (e)       Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

          None.
Item 7.   Material to be filed as Exhibits.

          None.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 25, 1997                    /s/ Raymond Dayan
                                   Raymond Dayan




                                   /s/ L.R. Dayan
                                   Liliane R. Dayan